August 7, 2018

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeff N. Kauten

Re:	VirnetX Holding Corporation
Registration Statement on Form S-3
File No. 333-226413

Acceleration Request
Requested Date:	August 13, 2018
Requested Time:	5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VirnetX Holding Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-226413) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Bradley L. Finkelstein at (650) 565-3514.

* * * *

Sincerely,

VIRNETX HOLDING CORPORATION

/s/ Kendall Larsen

Kendall Larsen
Chief Executive Officer

cc:	Bradley L. Finkelstein, Wilson Sonsini Goodrich & Rosati, Professional Corporation